Exhibit 4
RESURGENCE HEALTH GROUP, LLC
1400 Buford Highway
Building R-3 • Sugar Hill, GA 30518
(O) 770-904-6731 (F) 770-904-6734
www.resurgencehealthgroup.com
March 24, 2008
VIA OVERNIGHT DELIVERY
Dr. Steven J. Baileys
Chairman of the Special Committee
      of the Board of Directors of
      SunLink Health Systems, Inc.
c/o SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlanta, GA 30339
and
30691 Hunt Club Drive
San Juan Capistrano, CA 92675
Dear Dr. Baileys:
This letter is written on behalf of Resurgence Health Group, LLC and Berggruen Holdings, Inc. in response to your letter dated March 7, 2008.
Firstly, to clarify any misunderstanding, we reiterate that our offer of $7.50 per share for all outstanding shares of SunLink Health Systems, Inc.’s (“SunLink”) common stock is an all-cash offer and is not subject to any financing contingency. Regarding due diligence, we further reiterate that we are only seeking to conduct confirmatory due diligence, primarily at the facility level to verify the accuracy of SunLink’s public financial statements and SEC filings. We are not seeking any material, non-public information and, as we previously advised your financial advisor, Stephens & Co., we are not seeking copies of or access to any management forecasts or projections.
We have performed our own analyses of SunLink and we believe that our offer of $7.50 per share constitutes fair value for all of SunLink’s stockholders. In fact, our $7.50 per share offer today represents an approximately 39% premium over SunLink’s current market price. Furthermore, notwithstanding our earlier correspondences, we are no longer seeking any reimbursement of expenses for conducting confirmatory due diligence.
Secondly, the draft confidentiality agreement sent to us by your advisors contained an inappropriate and overbroad “standstill” agreement that would have prevented us from trading in SunLink’s securities and from participating in various corporate improvement and value maximizing transactions. We are not willing to commit to any such restrictions at this time. To accommodate you and to facilitate the commencement of a transaction process, we executed and returned a standard confidentiality agreement with respect to any non-public information that might be imparted to us by you in a meeting and during any confirmatory due diligence which did not contain any such standstill restrictions. Stephens & Co rejected it, stating that the “standstill” was mandatory and a precondition to any meeting.
Thirdly, we requested in good faith to meet with the entire Board and/or the Special Committee on numerous occasions over the past four months. Only last week did you finally agree to meet (in your words, “for our benefit”?), but only after a further delay of three weeks a location in San Diego, California, a location with no logical nexus to SunLink — an Ohio corporation headquartered in Georgia with operations in the Southeastern U.S. As we informed you and Stephens & Co., you have seriously misconstrued the purpose of the meeting and, in the process, your own fiduciary obligations. The meeting was offered for your benefit and for the benefit of your public stockholders — the owners of SunLink whose interests you are obligated to serve and protect. We find it inconceivable that a board of a public company whose equity value has materially deteriorated over the past couple of years would purposely and knowingly ignore a 39% premium offer for four months without even attempting to meet with us to learn more about our reputation, deal track record, further details of our offer and our overall acquisition plans.
In view of SunLink’s continued transparent delay and obstructionist tactics, we hereby demand that not later than 5:30 p.m., Eastern time, on April 11, 2008, that the directors of SunLink either (i) agree to meet with us, commence good faith discussions and undertake to commence a legitimate process in respect of our offer or (ii) publish the reasons for your rejection
Your failure either to respond to this correspondence with a face-to-face meeting with all of your independent directors present by the aforementioned date or your rejection of our offer (and failure to undertake to commence a bona fide process in respect thereof) without any simultaneous public announcement of an alternative strategic financial transaction involving SunLink, will leave us with no alternative other than to pursue all lawful and commercial options available to us. Make no mistake, if our fully financed $7.50 all-cash offer, subject to confirmatory due diligence, is not accepted or rejected by April 11, 2008, we expressly reserve the right to take our case directly to your entire stockholder base with all methods at our disposal. Do not underestimate our resources or our resolve. We intend to hold all directors fully accountable for their actions and omissions to all of their constituents.
We demand immediate delivery of all materials identified in Mr. Timothy Elder’s letter of February 6, 2008 (responding to our Ohio law stockholder inspection demand). Notwithstanding that you are required to provide such materials (without redaction) under Ohio law, you have continued to fail to do so, despite Mr. Elder’s representation that they would be furnished or otherwise made available.

Please direct your response to my personal attention, with a simultaneous copy to all persons identified below.
Very truly yours,
RESURGENCE HEALTH GROUP, LLC

/s/ Philip H. Eastman, III
Philip H. Eastman, III
President

Cc:	Jared Bluestein, COO
Berggruen Holdings, Inc.

Charles Ganz, Esq.
Sutherland, Asbill and Brennan

Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP

Clifford Roe, Esq.
Dinsmore and Shohl, LLP

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